REED’S, INC.

13000 South Spring Street

Los Angeles, California 90061

(310) 217-9400

June 16, 2017

VIA EDGAR CORRESPONDENCE

John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining

Michael Killoy

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Reed’s, Inc.
Post Effective Amendment No. 2 to Registration Statement on Form S-1
Filed June 9, 2017
File No. 333-212206 (the “Registration Statement”)

Gentlemen:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Reed’s, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Tuesday, June 20, 2017, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REED’S, INC.,

a Delaware corporation

/s/ Stefan Freeman
By:	Stefan Freeman
Its:	Interim Chief Executive Officer